EXHIBIT 23.6

INDEMNIFICATION AGREEMENT

     THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the 12th day of November, 2004 by and between Stentor, Inc. (“Company”) and Gartner, Inc. (“Gartner”).

     Gartner hereby consents to the use by Company in its S-1 (“Filing”), of the Gartner material set forth on the attached Exhibit A (“Gartner Information”), subject to the following terms and conditions.

     The Gartner Information in the Filing shall be presented as representing data or viewpoints published by Gartner, and not as a representation of fact. Company acknowledges that Gartner is unable to assume responsibility for third parties’ reliance on information contained in the Filing, including Gartner Information, and agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims liabilities and losses (including reasonable attorney’s fees) arising, directly or indirectly, out of the use of the Gartner Information in the Filing.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.

Stentor, Inc.		Gartner, Inc.

By:	/s/ Mark Reis	By:	/s/ Sally Pinkerton

Name:	Mark Reis	Name:	Sally Pinkerton

Title:	Senior Marketing Manager	Title:	VP, Vendor Relations

Date:	November 16, 2004	Date:	Nov. 16, 2004

Exhibit A

According to Gartner Research, North American health-care IT spending will rise at a compound annual growth rate (CAGR) of 7 percent, growing from $36.5 billion in 2003 to $47 billion in 2007. This spending increase is expected to occur due to amplified market pressures on health-care organizations to decrease costs and improve operational efficiency because of global economic competition factors experienced by U.S.-based employers. The greatest growth increase will occur in software spending, at a 9 percent CAGR, followed by IT services, at a 7 percent CAGR. The largest amount spent on health care will continue to be for IT services and hardware. Services spending is estimated to reach $24.1 billion in 2004, more than 60 percent of all health-care-related spending this year. Hardware spending is at the $10 billion mark, this year. In addition, anticipated spending for health-care-related software is $4.4 billion.

http://ea.acponline.org/systems/TMP.html

Davis M. Gailimi J. Gartner Research, North American Healthcare IT spending forecasts to 2007. Report No. M-22-6133, April 24, 2004.

Healthcare IT spending in North America for hardware, software and IT services is projected to increase by a 7% compound annual growth rate (CAGR) through 2007. The fastest-growing IT investments will be in software and IT services. Healthcare, as defined in this forecast, represents the provider and payer market segments. According to the forecast, the market factors that are demanding lower healthcare costs and increased operational efficiency will drive healthcare organizations' (HCOs') spending for next generation IT solutions and services. Spending for IT hardware (26% of spending in 2004) is the lowest growth segment for healthcare IT spending during the forecast period (3% CAGR). Spending for IT software (11% of spending in 2004) represents the largest growth segment for healthcare IT during the forecast period (9% CAGR). Spending for IT services (62% of spending in 2004) is projected to increase at a 7% CAGR during the forecast period. From 2003 through 2007, healthcare industry spending on hardware, software and IT services will increase by a 7 percent compound annual growth rate (0.8 probability). This spending increase will be attributed to increased market pressures on healthcare organizations to decrease costs and improve operational efficiency, because of global economic competition factors experienced by U.S.-based employers. The largest growth increases will be for software and IT services needed to drive the industry toward improved business process management. The largest amount of healthcare spending will continue to be for hardware ($11 billion in 2007) and IT services ($30 billion in 2007).